

March 27, 2012

<u>Via E-mail</u>
Cara Obert
Chief Financial Officer
United Development Funding III, L.P.
1301 Municipal Way, Suite 100
Grapevine, Texas 76051

     Re: **United Development Funding III, L.P.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 31, 2011
              File No. 000-53159

Dear Ms. Obert:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ John P. Nolan

                    John P. Nolan
                    Senior Assistant Chief Accountant